UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of _____July 2008_______

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 12, 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Exhibit 99.1

Austral Pacific Reports A7 Well Success

Wellington, New Zealand - 11 July 2008 - Austral Pacific Energy Ltd.

(TSX-V: APX; NZSX: APX)

Austral announces the results of its Cheal-A7 well which reached a total depth of 1848m on July 10th, 2008. The well intercepted 7 meters of oil bearing sands in the MM3 Formation as prognosed at approximately 1695m MD and the MM2 sand at 1730m.

The current Cheal wells program was designed to test the reserve potential in the Cheal field area. The locations were chosen, based on the regional 3D seismic data set, to have potential to add both reserves and increased production from sands lying above the regional oil water contact.

Cheal A7 has been drilled and logged and encountered both of the anticipated oil saturated Mt Messenger sandstone reservoirs at the expected depth and slightly thicker than prognosed from the 3d seismic survey.

Austral as operator for the Joint Venture (Austral Pacific Energy Ltd 69.5% and TAG Oil 30.5%) is in the process of completing both zones and preparing a temporary tie back into the Cheal facility to production test the well.

Commenting upon the result, Mr Jewell Austral CEO said “We were pleased with the results of the A7 well both for its ability to significantly increase the field production rates in the immediate term and, as importantly, for its confirmation of the seismic model that we use to improve the probability of drilling successful wells and expanding this play trend.”

The Cheal field is currently producing approximately 420 barrels of oil per day and this well has the potential to increase that production to approximately 650 bopd. There is a ready market for this oil at world oil prices.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.